Exhibit 99.1

Canadian Solar Subsidiary Recurrent Energy Closes Financing for 75 Megawatt Astoria 2 Solar Power Project

GUELPH, Ontario, Canada, January 5, 2016 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, closed on a tax equity investment commitment with GE (NYSE: GE) unit GE Energy Financial Services for the 75 megawatt (MWac) Astoria 2 solar power project. Recurrent Energy also closed a debt facility for the Astoria 2 project, currently under construction in California.

Recurrent Energy will be the managing member of the Astoria 2 solar power project and plans to own and operate the facility. Santander Bank, N.A. (Santander) was the coordinating lead arranger of a five member bank club including NORD/LB, Rabobank, Key Bank, and CIT Bank, which will provide project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $180 million.

“The Astoria 2 transaction completes the financing of Recurrent Energy’s late-stage portfolio and is our second transaction with GE,” said Shawn Qu, Chairman and CEO of Canadian Solar. “The support of this bank club and the expansion of our work with GE reflects our ability to consistently deliver high quality solar assets.”

“Investing in the Astoria 2 project builds upon our relationships with Recurrent Energy and Canadian Solar and continues the expansion of our global renewable energy footprint,” says Kevin Walsh, managing director and head of Renewables at GE Energy Financial Services.

The Astoria 2 project follows GE Energy Financial Services’ investment in the Astoria project and builds upon its investment commitments of $2 billion in nearly two gigawatts of solar power projects worldwide.

“Canadian Solar has executed on a remarkable pipeline of U.S. solar projects in 2015 with the support of Santander,” said Jorge Camina, Head of Project & Acquisition Finance at Santander. “The structuring of this complex transaction with the Company, GE and the other lenders is another major achievement for Santander that will contribute to creating jobs and clean energy.”

The Astoria 2 solar power project, located in Kern County, is expected to reach commercial operation in the fourth quarter of 2016 and will utilize GE 1500V inverters. The project is expected to generate enough clean solar energy to power approximately 25,000 California homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold under power purchase agreements. The Astoria 2 project is adjacent to the Astoria solar project, which closed financing in November 2015.

About GE

GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the “GE Store,” through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com

About GE Energy Financial Services

GE Energy Financial Services-GE’s energy investing business-works as a builder, not just a banker, to help meet the world’s power and fuel needs. We offer more than money-expertise-for essential, long-lived and capital-intensive power, oil and gas infrastructure-GE’s core business. Drawing on GE’s energy technical know-how, financial strength and risk management, we see value where others don’t and take on our customers’ toughest challenges with flexible equity and debt transaction structures. Based in Stamford, Connecticut, GE Energy Financial Services holds approximately $16 billion in assets. More information: www.geenergyfinancialservices.com. Follow GE Energy Financial Services on Twitter: @GEEnergyFinServ

About Santander Bank

Santander Bank, N.A. is one of the country’s top retail banks by deposits and a wholly owned subsidiary of Banco Santander, S.A. - one of the most respected banking groups in the world.  With its corporate offices in Boston, Santander Bank’s more than 670 branches and nearly 2,100 ATMs are principally located in Massachusetts, New Hampshire, Connecticut, Rhode Island, New York, New Jersey, Pennsylvania and Delaware. The Bank’s 9,800 employees are committed to helping our 2.1 million customers make progress toward their financial goals with the support of our call centers, interactive online banking platform and easy-to-use mobile app. Madrid-based Banco Santander (NYSE: SAN) serves more than 100 million customers in the U.K., Europe, Latin America and the U.S.  Through its local affiliates, including Santander Bank, Banco Santander is the largest corporate contributor to higher education in the world, investing over $165 million annually in colleges and universities across more than 20 countries, including the U.S.  For more information on Santander Bank, please visit www.santanderbank.com.

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.